SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of NOVEMBER, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





               RYANAIR CONFIRMED AS EUROPE'S NO.1 ON-TIME AIRLINE
                 & NO.1 FOR FEWEST CANCELLATIONS & LOST BAGGAGE
                    EXTENSION OF 2 MILLION FREE* SEATS SALE

Ryanair, Europe's No.1 low fares airline was again today (Tuesday, 15th November
2005) confirmed as Europe's most punctual major scheduled carrier when compared with the Association of European Airlines (AEA) customer service statistics for the third quarter July - September 2005. Ryanair also has the fewest lost bags and fewest flight cancellations of the major European carriers.

Speaking today, Ryanair's Head of Communications, Peter Sherrard, said:

        "Ryanair takes great pride in delivering excellent customer service and the lowest fares in Europe and we are delighted for this to be confirmed by the latest AEA customer service statistics, which puts Ryanair as Europe's No.1 major airline for on-time performance.

        "The AEA airlines, which include British Airways, Alitalia, Air France and Lufthansa, just can't beat Ryanair's low fares and they can't beat us for customer service either.

        "From July - September 2005, Ryanair lost 0.54 bags per thousand passengers while BA lost 20.4 bags. In the same period, almost 3 out of every 10 of BA's flights were delayed while only 1 in 10 of Ryanair's was delayed. With performance like this, it is no surprise that Ryanair will carry over 35 million passengers this year.

        "To celebrate, we are extending our 2 million free seats sale until midnight Thursday 17th November 2005, with seats available for purchase at www.ryanair.com".

Ryanair Monthly Statistics - Compared with Association of European Airlines:

Ryanair                     90.5%              0.54               99.8%

SAS                         87.9%              10.0               89.9%

Lufthansa                   85.4%              16.3               99.2%

Easyjet                     85.0%             Refuse To          Refuse To
                                              Publish            Publish

Air France                  85.0%              16.1               98.9%

Austrian                    84.0%              16.8               99.5%

Alitalia                    77.4%              16.9               98.1%

British Airways             71.9%              20.4               98.1%

Aer Lingus                 Refuse To          Refuse To          Refuse To
                           Publish            Publish            Publish

                        * Flights arriving within 15 minutes of scheduled time

ENDS.                Tuesday, 15th November 2005

For further information:

Peter Sherrard - Ryanair         Pauline McAlester - Murray Consultants
Tel: 00 353 1 8121228            Tel: 00 353 1 4980300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  15 November 2005  (todays date)

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director